Allianz Life Insurance Company of North America

Stewart Gregg
Senior Securities Counsel
Corporate Legal
5701 Golden Hills Drive
Minneapolis, MN  55416-1297
Telephone:  763-765-2913
stewart.gregg@allianzlife.com
www.allianzlife.com

September 27, 2018
Re: Allianz Life Insurance Company of New York
Allianz Life of NY Variable Account C
Index Advantage NF New York Initial Registration Statement on Form S-1 (File No. 333- 215104) and
Initial Registration Statement on Form N-4 (File Nos. 333-215106 and 811-05716)
Dear Sir/Madam:
On December 15, 2016, the above-referenced Registration Statements were initially filed on Forms S-1 and N-4. The Registration Statements were declared effective on May 1, 2017. Post-Effective amendments have also subsequently been filed for the same registration statements. The purpose of the initial filings was to register the Index Advantage NF New York Individual Deferred Variable and Index-Linked Annuity Contract. However, it has been determined that this product will not be offered and we are hereby requesting withdrawal of the previously accepted Registration Statements under Form Type RW and pursuant to Rule 477.
Registration fees have been previously submitted toward the anticipated amount of premium to be collected, but since we no longer intend to offer the contract, we intend to apply the registration fee amount submitted ($17,385 to register an amount of $150M), toward the registration fees of the Index Advantage New York contract, which is currently being offered by the same Registrant (File Nos. 333-224317 and 333-192949), pursuant to Rule 457(p).
Please contact me with any questions or comments you may have concerning the enclosed. I can be reached at the following address and phone number.
Allianz Life, 5701 Golden Hills Drive, Minneapolis, MN 55416. Telephone: (763)765-2913.
Sincerely,
Allianz Life Insurance Company of North America

By:      /s/ Stewart D. Gregg
            Stewart D. Gregg